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                             May 9, 2023

       Eric Shander
       President and Chief Financial Officer
       PowerSchool Holdings, Inc.
       150 Parkshore Drive
       Folsom , CA 95630

                                                        Re: PowerSchool
Holdings, Inc.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2022
                                                            Filed February 24,
2023
                                                            File No. 001-40684

       Dear Eric Shander:

             We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this comment, we may have additional comments.

       Form 10-K for the Fiscal Year Ended December 31, 2022

       Critical Accounting Estimates
       Goodwill and Intangible Assets, page 76

   1.                                                   We note your goodwill
is about 69% of total assets at December 31, 2022. We
                                                        further note that your
market capitalization is close to the value of your goodwill balance and may have dropped
below the goodwill balance in the last twelve months. As such, please ensure your
disclosures address each of the following:
                                                            A discussion of how
goodwill was tested in 2022, including whether you performed a qualitative and /
or quantitative test.
                                                            The specific
factors and assumptions used to estimate the fair value of reporting unit(s) and how
changes in those assumptions may impact impairment.
                                                            A discussion of how
you considered market capitalization when performing your
                                                             goodwill analysis
and if market capitalization triggered an impairment review.
                                                            The percentage by
which the estimated fair value of your reporting unit(s) exceed the carrying value and
whether goodwill is at risk of impairment.
 Eric Shander
PowerSchool Holdings, Inc.
May 9, 2023
Page 2
         Provide us with your proposed disclosure.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Inessa Kessman, Senior Staff Accountant at 202-551-3371 or Robert
Littlepage, Accounting Branch Chief at 202-551-3361 if you have any questions.



FirstName LastNameEric Shander                            Sincerely,
Comapany NamePowerSchool Holdings, Inc.
                                                          Division of
Corporation Finance
May 9, 2023 Page 2                                        Office of Technology
FirstName LastName